SOI Holdings, Inc.
5260 Parkway Plaza Boulevard
Suite 140
Charlotte, NC 28217
October 10, 2008
via EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	SOI Holdings, Inc. Form S-1 Registration Statement SEC File No. 333-147025
Dear Mr. Spirgel:
     We hereby request the withdrawal of our Form S-1 Registration Statement, No. 333-147025. We are requesting such withdrawal because of continued unfavorable market conditions that would adversely affect the offering of the shares of our common stock covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.
     We further request that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: “Withdrawn upon the request of the Registrant, the Commission consenting thereto.”
     If you have any questions, please call Thomas G. Spencer of Duane Morris LLP at 215-979-1218 or the undersigned at 704-523-2191.

Sincerely,
/s/ Carl W. Guidice, Jr.
Carl W. Guidice, Jr.
President